SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange updating the Company’s previous disclosures regarding Smart Communications, Inc.’s investment in Blue Ocean Wireless, a Dublin-based company focused on expanding communication capability in the merchant marine sector.	6

Exhibit 1

July 16, 2009

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C updating our previous disclosures regarding Smart Communications, Inc.’s investment in Blue Ocean Wireless, a Dublin-based company focused on expanding communication capability in the merchant marine sector.

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

Exhibit 1

July 16, 2009

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith SEC Form 17-C updating our previous disclosures regarding Smart Communications, Inc.’s investment in Blue Ocean Wireless, a Dublin-based company focused on expanding communication capability in the merchant marine sector.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  July 16, 2009

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

______________________________________________________________

______________________________________________________________

______________________________________________________________

Exhibit 1

11. Item 9 - Other Events

We disclose that Smart Communications, Inc. (“SMART”), our wholly owned subsidiary, has agreed to invest an additional $6.26 million in Blue Ocean Wireless (“BOW”) which will increase its equity ownership from 28.3% to 51% of BOW.

Attached is a press release of BOW regarding the roll-out of its FleetBroadband product.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

July 16, 2009

Exhibit 1

BLUE OCEAN WIRELESS ANNOUNCES SHAREHOLDER SUPPORT FOR ROLLOUT OF FLEETBROADBAND PRODUCT

Additional shareholder investment

14th July, 2009: Blue Ocean Wireless (”BOW”), a company delivering GSM communication capability for the merchant maritime sector, today announces that it has successfully completed full FleetBroadband (‘FBB’) testing and the service is now fully operational and commercially available to existing and potential BOW customers.

BOW also announces that Smart Communications, Inc. (‘SMART’), a wholly owned mobile subsidiary of the Philippine Long Distance Telephone Company (‘PLDT’), NTT DOCOMO, Inc. (“DOCOMO”), and Altobridge Limited will invest a further US$7.5million into BOW to accelerate the rapid introduction of FleetBroadband and next generation maritime communication services.

BOW has established itself as the leading provider of GSM services to the merchant maritime sector. With a customer base and order book of over 650 vessels, BOW has demonstrated rapid growth since it was founded two years ago. The objective now is to further accelerate this growth and facilitate the introduction of next generation maritime communication services.

Expanding Range of Maritime Services

Blue Ocean Wireless provides, for the first time, FleetBroadband and mobile GSM connectivity at sea, where no other network exists. This allows officers and crew to make and receive voice calls, send and receive text messages and emails and access the internet. FleetBroadband also supports the latest technologies for both conducting business remotely and effective fleet operation, including the ability to access corporate networks and FTP facilities from anywhere around the globe. The BOW FBB service is supported by both Inmarsat’s FB250 & FB500 and the VSAT satellite terminal.

Fleet Broadband

FleetBroadband is the first maritime communications service to provide cost-effective global broadband data and voice, simultaneously, through a compact antenna. FBB provides unprecedented connectivity between vessels and the shore, regardless of your global position or conditions at sea. FleetBroadband is cost-effective, fast, reliable and an easy-to-use “always-available” solution for email, internet, corporate networks and voice services. FleetBroadband utilises Inmarsat’s I-4 satellite constellation enabling global coverage.

Blue Ocean Wireless provides the opportunity to expand the range of value-added services, beyond the basic FleetBroadband services which exist. These value-added services provide users with cost and traffic control, firewall management, data optimisation, high security options, easy VPN access, messaging services and a full IP range.

Investment in Blue Ocean Wireless.

The proceeds from this investment further strengthen BOW’s balance sheet and underpin its strategy to aggressively enhance and grow its service offering within the merchant maritime sector.

Exhibit 1

Paul Wallace, Chief Executive Officer commented: “We are pleased to announce this further investment by SMART, NTT DOCOMO and Altobridge. With the introduction of Fleet Broadband, we have significantly enhanced our range of available services and, we look forward to continuing to enhance our service offering and growing our global fleet of customers”

Investors & Media	Industry
Jonathan Neilan/Mark Kenny K Capital Source T: +353 1 663 3680 E: blueocean@kcapitalsource.com	Julian Lynn Blue Ocean Wireless T: +44 7515 313 217 E: jlynn@blueoceanwireless.com

About Blue Ocean Wireless

Blue Ocean Wireless is focused on expanding communication capability in the merchant maritime sector. Blue Ocean Wireless, founded in March, 2007 provides, for the first time, GSM connectivity for seafarers in deep ocean water, where no other network exists. This allows users to make and receive voice calls, send and receive SMS text messages and, in time, browse the internet using their existing handsets. This technology can also be used, in conjunction with RFID technology, to track and monitor shipping containers while they are in transit at sea. Blue Ocean Wireless works in partnership with communications industry leaders including, Altobridge, JRC, Seacom, Smart and Stratos to provide the best products to its customers. For more information, please visit www.blueoceanwireless.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 16, 2009